Exhibit 99.2

Annual General Meeting in IDEX Biometrics Held on 12 May 2021

IDEX Biometrics ASA held its annual general meeting on 12 May 2021. 390.6 million shares or 43% of the capital was represented at the meeting.

All other resolutions were made as proposed in the notice of the meeting.

Following the annual general meeting, the board consists of:

Morten Opstad, chair

Larry Ciaccia, deputy chair

Board members:

Deborah Davis

Hanne Høvding

Annika Olsson

Tom Quindlen

Steve Skaggs

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 918 00186

Brett L Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: + 1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity. For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act